Double Hull Tankers, Inc. Reports First Quarter 2006 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, May 22, 2006 - Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from January 1 to March 31, 2006. Total revenues for this period were $24.2 million and net income was $11.7 million, or $0.39 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.53 per share, which will be paid on June 16, 2006 to shareholders of record as of the close of business June 1, 2006.

Background

On October 18, 2005, having completed its initial public offering, DHT acquired seven double hull crude oil tankers from Overseas Shipholding Group, Inc. (OSG) and commenced operations as an independent tanker company. DHT's modern fleet consists of three Very Large Crude Carriers (VLCCs) and four Aframax tankers.

From the same date, all seven vessels have been chartered to OSG for periods ranging from five to six and one-half years. OSG in turn employs the three VLCCs in the Tankers International (TI) pool, the largest commercial pool for VLCCs, and the four Aframaxes in the Aframax International (AI) pool, the second largest commercial pool for Aframaxes. DHT receives a base charter hire and may, through profit sharing agreements, benefit from the vessels’ earnings in the pools over and above the base charter hire rates. The technical operations of the vessels (crewing, maintenance, repairs, drydockings etc.) are conducted by a subsidiary of OSG at substantially fixed costs to DHT.

First Quarter Results

Total revenues of $24.2 million consist of $17.5 million in base charter hire revenue and $6.7 million in additional hire under our profit sharing arrangements with OSG. Of the additional hire, $4.1 million relates to the VLCCs and $2.6 million relates to the Aframax vessels. In the first quarter, DHT’s VLCC and Aframax tankers achieved average time charter equivalent (TCE) earnings in the commercial pools of $75,800 and $39,700 per day, respectively, according to data from the commercial pools. In general, through the profit sharing agreements, DHT earns 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the first quarter were $52,600 and $28,700 per day for the VLCCs and Aframax vessels, respectively.

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the period, or “revenue days”. In the first quarter, the vessels’revenue days were 267 for the VLCCs and 352 for the Aframax vessels.

DHT’s vessel expenses, including insurance costs, were $4.5 million for the quarter, depreciation and amortization expenses were $4.2 million and general and administrative expenses were $0.6 million.

Net finance expenses, including amortization of deferred debt issuance costs, were $3.3 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 18, 2010. The term loan is non-amortizing until October 18, 2010.

Market Update

Market rates for VLCCs and Aframax tankers were strong in the first quarter of 2006 with rates well above the base charter hire rates in DHT’s charter arrangements with OSG for both the VLCCs and the Aframax tankers. Presently we are experiencing an expected seasonal decline, exacerbated by more than normal refinery capacity being shut down for maintenance in the United States. The effect is a lower fleet utilization and downward pressure on daily freight rates.

We continue to see increased demand by charterers for double hull tankers compared to single hull tankers, leading to a premium being paid for double hull tankers.

Vessels’ Charter Arrangements

Our fleet of seven vessels have been time chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in the excess due to the profit sharing component of our charter arrangements, as mentioned above.

All vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. This is expected to lead to 24 days of scheduled off hire for the VLCCs and 4 days for the Aframax tankers in the second half of the year. Additionally, vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

Growth Strategy

Our strategy is to selectively grow through a disciplined and low risk approach focused on dividend and shareholders value. We have reviewed a number of growth opportunities during the first quarter of 2006, but have not found any to add to shareholder value.

Annual Shareholders Meeting

The 2006 Annual Shareholders Meeting will be held on Thursday, June 22, 2006 at 11:00 a.m. local time at the offices of Double Hull Tankers, Inc., 26 New Street, St. Helier, Jersey, The Channel Islands.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS*
($ in thousands except per share amounts)

	January 1 to March 31, 2006	October 18 to December 31, 2005

Shipping revenues	$24,198	$20,173

Vessel expenses	4,496	3,675
Depreciation and amortization	4,172	3,478
General and administrative	604	746

Total vessel operating expenses	9,272	7,899

Income from vessel operations	14,926	12,274

Interest income	196	67
Interest expense and amortization of deferred debt issuance cost	3,468	2,872

Net income	11,654	$9,469

Basic net income per share	$0.39	$0.32
Diluted net income per share	$0.39	$0.32

Weighted average number of shares (basic)	30,006,250	30,006,250
Weighted average number of shares (diluted)	30,013,806	30,008,190

               *Comparative financial information for the first quarter of 2005 is not included because this information pertains to operations of DHT’s predecessor. Quarterly comparative information is therefore not meaningful.

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	March 31, 2006	December 31, 2005

Current Assets
Cash and Cash Equivalents	$17,946	$15,893
Voyage receivables from OSG	6,692	5,506
Unrealized gain on interest rate swap	3,398	-
Prepaid Expenses	223	281
Prepaid Technical Management Fee to OSG	1,281	1,324
Total Current Assets	29,540	23,004

Vessels, net	335,339	339,491
Deferred debt issuance cost	1,527	1,567

Total Assets	$366,406	$364,062

Current Liabilities
Accounts payable and accrued expenses	$4,437	$3,895
Unrealized loss on interest rate swap	-	807
Deferred Shipping Revenues	5,762	6,126
Total Current liabilities	10,199	10,828

Long term debt	236,000	236,000

Shareholders equity*	120,207	117,234

Total Liabilities and Shareholders' Equity	$366,406	$364,062

*In October 2005, DHT acquired the 7 vessels in its fleet for a total purchase price of $580.6 million. However, DHT was required to carry over
OSG’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was recorded as a reduction of stockholders’ equity. This reduction amounted to $233 million and represents a deemed dividend to OSG.

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 9 am ET on May 22, 2006 to discuss the results for the quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (888) 396-2369 within the United States and +1-617-847-8710 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on May 22, 2006 through midnight ET on May 29, 2006 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The password for the replay is 88572291. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.” All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our prospectus included in our registration statement on Form F-1 entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov. These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:      Eirik Ubøe
           Phone: +44 1534 639 759 and +47 412 92 712
           E-mail: info@dhtankers.com and eu@tankersservices.com